

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 17, 2008

Mr. Samuel M. Hopkins, II
Vice President and Chief Accounting Officer
James River Coal Company
901 E. Byrd Street, Suite 1600
Richmond, VA 23219

> **Re: James River Coal Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 6, 2008**
> **Form 10-K/A1 for Fiscal Year Ended December 31, 2007**
> **Filed April 29, 2008**
> **Response Letters Dated August 7, 2008 and October 24, 2008**
> **File No. 000-51129**

Dear Mr. Hopkins:

We have completed our review of your Form 10-K and related filings, and have no further comments at this time.

Sincerely,

Christopher J. White
Branch Chief